Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
May 1, 2024

IPERIONX AND VEGAS FASTENER TO CO-PRODUCE TITANIUM FASTENERS FOR U.S. ARMY

IperionX Limited (NASDAQ: IPX, ASX: IPX) and Vegas Fastener Manufacturing, LLC (Vegas Fastener) have agreed to partner to develop and manufacture titanium alloy fasteners and precision components with IperionX’s advanced titanium products.

Vegas Fastener, headquartered in Las Vegas, Nevada, is a global leader in the development and manufacturing of high-performance fasteners and custom machined components.  Together with its allied company, PowerGen Components, Vegas Fastener serves a diverse array of customers in the defense, marine, power generation, oil & gas, nuclear, chemical, and water infrastructure sectors.  Vegas Fastener develops and manufactures precision high-performance fasteners using specialized alloys to meet demanding quality specifications.

IperionX and Vegas Fastener’s commercial focus is on developing and manufacturing titanium alloy fasteners and precision components for the U.S. Army Ground Vehicle Systems Center (GVSC), which is the United States Armed Forces' research and development facility for advanced technology in ground systems. GSVC’s research and development includes robotics, autonomy, survivability, power, mobility, intelligent systems, maneuver support and sustainment.

Additionally, the partners will design, engineer and produce titanium fasteners for critical sectors such as the aerospace, naval, oil & gas, power generation, pulp & paper and chemical sectors. These sectors demand fasteners that provide not only  high strength-to-weight ratios but also exceptional corrosion resistance for high-performance applications.

The global market for industrial fasteners, valued at ~US$95 billion in 2023, is projected to grow at nearly 5% annually from 2024 to 20301.  The U.S. is one of the largest fastener markets worldwide, with growth underpinned by strong demand for automation, aerospace, and other advanced industrial applications.  Growing demand for lightweight vehicles and aircraft is leading to a shift to custom high-performance, light-weight fastener products.

IperionX’s leading titanium technology portfolio includes high-performance near-net shape titanium products, semi-finished titanium products, spherical titanium powder for additive manufacturing and metal injection molding, and angular titanium powder for a wide range of advanced manufacturing applications. These innovative patented technologies allow for world class leading sustainability and superior process energy efficiencies over the traditional Kroll titanium production process.

Brandon N. Pender, Associate Director U.S. DEVCOM Ground Vehicle Materials Engineering said:

“We look at the combination of advanced manufacturing and titanium to help us improve both corrosion mitigation and light-weighting in Army ground vehicles. Any relationship that we can pursue to make titanium more affordable, as IperionX can potentially do, is valuable to us. The potential to produce titanium, with all of its capabilities, that is cost-competitive with aluminium and steel only helps us improve the operational performance and readiness of Army ground systems.”

Marty Goeree, Vegas Fastener Manufacturing President said:

“Vegas Fastener has over 25 years of manufacturing and we specialize in the design, engineering and production of high-performance, corrosion resistant fasteners.  Our customers GE, Boeing along with leading U.S. Navy contractors such as General Dynamics, Newport News, Electric Boat, and BAE all depend on Vegas Fastener Manufacturing to deliver the highest quality precision engineered fasteners to support their critical to performance applications. Our partnership with IperionX will co-develop and produce innovative fastener products for advanced markets that demand high strength, lower weight and superior corrosion resistance.”

1 Grand View Research - Industrial Fasteners Market Size & Trends

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Anastasios (Taso) Arima, IperionX CEO said:

“IperionX is pleased to partner with Vegas Fastener to co-develop and manufacture precision titanium fastener products for the defense, automation, oil & gas, aerospace, chemical and marine sectors, including for U.S. Army ground vehicles.  The combined strengths and expertise of Vegas Fastener and IperionX will produce innovative solutions for customers and strengthen America’s manufacturing independence.”

Figure 1: High-performance fasteners manufactured by Vegas Fastener

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

Key terms of the product development agreement

IperionX and Vegas Fastener have signed a Product Development Agreement to develop a range of fasteners and components for delivery to the U.S. Army. IperionX will provide titanium pre-forms and near-net shapes to Vegas Fastener that will be machined to final design specifications and quantities. Deliverables including final delivered quantities, cost share and delivery dates will be mutually agreed and executed through purchase orders during the prototyping phase. IperionX and Vegas Fastener will also negotiate in good faith to sign a Manufacturing Services Agreement, that will include commercial conditions for mass production of titanium fasteners and components. The Product Development Agreement shall remain in force until April 30, 2026, and can be terminated by either party by giving 30 days written notice.

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high-performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is one of the largest mineral resources of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including  aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

About Vegas Fastener Manufacturing

Vegas Fastener is a global leader in research, development and manufacturing of specialty fasteners and other components made from high-performance materials serving industries such as defense, naval and marine, power generation, oil and gas, chemical processing and water infrastructure. Vegas Fastener has earned a reputation for the highest level of quality in the industry and offers a variety of exotic and specialized materials unmatched in the fastener industry.

Further details can be found on the Vegas Fastener website: www.vegasfastener.com.

About PowerGen

Power Gen Components is one of the nation's leading manufacturers of precision fasteners engineered specifically for power generation and oil & gas applications. Our management and manufacturing teams' extensive experience in specialty nut, bolt and fastener manufacturing makes us competitive, but our obsession with quality, timeliness and service makes us the best. CERTIFICATIONS: ISO 9001:2015, ISO 17025 Compliant, RoHS Compliant, QSLM Compliant and DFAR Compliant.

Further details can be found on PowerGen’s website: www.powergencomponents.com.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.